December 6, 2013

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewcz
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549
202.551.6961

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Mr. Grzeskiewcz:

This letter responds to the comments on Post-Effective Amendment No. 75 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson Unconstrained Bond Fund (the “Fund”) filed on EDGAR on October 4, 2013 that were provided to me by telephone on November 19, 2013 by the Securities and Exchange Commission (the “Commission”) and supplements previous correspondence filed with the Commission on November 26, 2013.

14.       Comment:  The Commission provided the following comments regarding the section entitled “Related Performance Information”:

(iv)	Please clarify if the expense ratios of the Fund will be higher or lower than the Henderson Horizon Total Return Bond Fund and why such expenses are higher or lower.
(v)	Please provide the average annual total returns for Henderson Horizon Total Return Bond Fund.
(vii)	Please disclose the method used to calculate the performance if it is different than the SEC standardized method.

Response:

(iv)
For the Henderson Horizon Total Return Bond Fund (referred to in the Prospectus, as revised, as the “Other Investment Vehicle”), the shareholder servicing costs are similar to Rule 12b-1 fees but are paid to intermediaries by the adviser out of its management fees rather than by the Other Investment Vehicle.  In addition, the Other Investment Vehicle charges different management fees for different share classes.  Because of these differences in fee structures, the Registrant believes it is difficult to accurately compare the expense ratios between the two funds or do so in a manner that would provide a meaningful comparison for shareholders. The Registrant notes that the revised disclosure accompanying the Other Investment Vehicle performance table (please see response to 14(v) below) emphasizes the differences between the Fund and the Other Investment Vehicle with respect to fees and expenses and the potential impact of such differences on the performance of the Other Investment Vehicle for the periods shown. In this connection, for instance, the disclosure states that “[t]he Fund is subject to distribution fees that are not payable by the Other Investment Vehicle…[i]f the Other Investment Vehicle was subject to the distribution fees payable by the Fund, and if the shareholders of the Other Investment Vehicle were required to pay sales loads and/or deferred sales charges to the extent payable by the shareholders of the Fund, then performance of the Other Investment Vehicle for the periods shown would have been lower.”

(v)        The Registrant has added the following disclosure to the Prospectus:

Other Investment Vehicle Performance

The Fund has no operating history and, as a result, does not yet have its own performance record. However, Henderson Global Investors Limited, an affiliate of the Adviser, manages an investment vehicle that has an investment objective, program, policies and strategies that are substantially the same of those of the Fund (the “Other Investment Vehicle”). The Other Investment Vehicle is a Luxembourg-domiciled variable capital investment company managed by Henderson’s Fixed Income Investment Strategy Group (ISG), a small group of highly experienced investment professionals at Henderson. This group is chaired by Phillip Apel, Head of Fixed Income.

Performance information for the Other Investment Vehicle is set forth below. The Other Investment Vehicle is the only fund or account managed by Henderson with substantially similar investment objectives, policies and strategies as the Fund. The performance information is provided to illustrate the experience and historic investment results obtained by the Other Investment Vehicle. IT SHOULD NOT BE VIEWED AS INDICATIVE OF THE FUTURE INVESTMENT PERFORMANCE OF THE FUND. Prospective Fund investors should carefully read the information herein and the notes accompanying the investment performance table below. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

The Fund is subject to distribution fees that are not payable by the Other Investment Vehicle.  See the “Annual Fund Operating Expenses” table above.  Furthermore, shareholders of the Fund may be subject to sales charges upon purchase and/or a deferred sales charge upon redemption that are not payable by shareholders of the Other Investment Vehicle.  If the Other Investment Vehicle was subject to the distribution fees payable by the Fund, and if the shareholders of the Other Investment Vehicle were required to pay sales loads and/or deferred sales charges to the extent payable by the shareholders of the Fund, then the performance of the Other Investment Vehicle for the periods shown would have been lower. Results may also differ because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of positions taken in relation to account size and diversification of securities, timing of purchases and sales, and, availability of cash for new investments. In addition, the Other Investment Vehicle is not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Internal Revenue Code of 1986, as amended (the “Code”), which, if applicable, may have adversely affected the performance results of the Other Investment Vehicle.

THE PERFORMANCE INFORMATION BELOW SHOULD NOT BE VIEWED AS A SUBSTITUTE FOR THE FUND’S OWN PERFORMANCE.

Average Annual Total Returns for periods ended November 30, 2013	Year-to-date %	1 Year %	Since Inception %
Other Investment Vehicle (Inception April 25, 2012) 1	0.29	1.31	3.88
3-Month USD LIBOR Index (reflects no deductions for fees, expenses or taxes)	0.27	0.29	0.36
Barclays Multiverse Index (reflects no deductions for fees, expenses or taxes)	(1.67)	(1.90)	1.01

1
The Other Investment Vehicle has six share classes with different base currencies (USD, EUR, GBP). The performance shown is for the US dollar share class. There are no differences in the portfolio holdings among the share classes and performance differentials among the share classes are attributable solely to the effect of currency conversions and currency hedging costs relating to the different base currencies.

(vii)           Performance is calculated on a bid-to-bid basis with gross income reinvested.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough